UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

JOINT STATEMENT FROM UNIVISION COMMUNICATIONS INC. AND GRUPO TELEVISA, S.A.B.

NEW YORK, NY – JANUARY 3, 2017 – “The U.S. Federal Communications Commission approved an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49%, in a Declaratory Ruling adopted earlier today.  In the same ruling, the FCC authorized Televisa to hold up to 40% of the voting interests and 49% of the equity interests of Univision.  The Commission concluded that permitting increased foreign investment in Univision would serve the public interest in diversity and competition in the media sector without any countervailing national security, law enforcement or trade policy concerns.  The FCC’s decision will enable Univision to accommodate increased foreign investment that may result from share purchases by the public in an IPO while enabling Televisa (an existing investor in, and business partner of, Univision) to increase its current equity stake in the company.”

CONTACT:	Rosemary Mercedes 212.455.5335 rmercedes@univision.net @UCIPRTeam

About Univision Communications Inc.
Univision Communications Inc. (UCI) is the leading media company serving Hispanic America. The Company, a leading content creator in the U.S., includes Univision Network, one of the leading networks in the U.S. regardless of language and the most-watched Spanish-language broadcast television network in the country available in approximately 93% of U.S. Hispanic television households; UniMás, a leading Spanish-language broadcast television network available in approximately 87% of U.S. Hispanic television households; Univision Cable Networks, including Galavisión, the most-watched U.S. Spanish-language entertainment cable network, as well as UDN (Univision Deportes Network), the most-watched U.S. Spanish-language sports cable network, Univision tlnovelas, a 24-hour Spanish-language cable network dedicated to telenovelas, Fusion, a 24-hour English-language news and lifestyle TV and digital network, ForoTV, a 24-hour Spanish-language cable network dedicated to international news, and an additional suite of cable offerings - De Película, De Película Clásico, Bandamax, Ritmoson and Telehit; Univision Television Group, which owns 59 television stations in major U.S. Hispanic markets and Puerto Rico; digital properties consisting of online and mobile websites and apps, including Univision.com, the most visited Spanish-language website among U.S. Hispanics, Univision Now, a direct to consumer video service, Uforia, a music application featuring multimedia music content, The Root, the leading online news, opinion, and culture destination for African-Americans and a stake in The Onion, the nation’s leading comedy and news satire brand; and Univision Radio, the leading Spanish-language radio group in the U.S. which owns and operates 67 radio stations including stations in 16 of the top 25 U.S. Hispanic markets and Puerto Rico. UCI’s assets also include a minority stake in El Rey Network, a 24-hour English-language general entertainment cable network. Headquartered in New York City, UCI has television network operations in Miami and television and radio stations and sales offices in major cities throughout the United States. For more information, please visit corporate.univision.com.

About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: January 4, 2017	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel